SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 10)

TMBR/Sharp Drilling Inc.

____________________________________________

(Name of Issuer)

Common Stock, no par value

____________________________________________

(Title of Class of Securities)

87257P101

_________________________

(CUSIP Number)

4/30/03

_________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

  Rule 13d-1(c)

☐ Rule 13d-1(c)

1.

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

State Street Research & Management Company
#13-31424135

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

☐ (b) ☐
3.

SEC USE ONLY

4.
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
685,200

6.

SHARED VOTING POWER

0

7.

SOLE DISPOSITIVE POWER

689,700

8.	SHARED DISPOSITIVE POWER
0

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

689,700

10.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.55%

12.	TYPE OF REPORTING PERSON
IA

Item 1(a).	Name of Issuer:
TMBR/Sharp Drilling Inc.

Item 1(b).	Address of Issuers Principal Executive Offices:
4607 West Industrial Blvd.
Midland, TX 79703
Item 2(a).	Name of Person Filing:
State Street Research & Management Company

Item 2(b).	Address of Principal Business Office, or if None, Residence: One Financial Center, 30th Floor
Boston, MA 02111-2690

Item 2(c).	Citizenship
Delaware corporation

Item 2(d).	Title of Class of Securities
Common Stock

Item 2(e).	CUSIP Number
87257P101

Item 3.

If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance Company registered under Section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act.

(e) ☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

 Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 689,700
(b) Percent of Class: 12.55%
(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 685,200

(ii) shared power to vote or to direct the vote: 0
(iii) sole power to dispose or to direct the disposition of: 689,700

(iv) shared power to dispose or direct the disposition of: 0
None of the shares listed above are owned of record by State Street Research & Management Company ("State Street Research"). The shares listed above are owned of record by certain mutual funds and/or institutional accounts managed by State Street Research as investment advisor. State Street Research disclaims any beneficial interest in such shares.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

See response to Item 5 above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(b) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group in their individual capacity.

Item 10. Certification

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5/9/03________________________

(Date)

_/s/ Mary T. Lomasney_

(Signature)

Mary T. Lomasney

Senior Vice President/Director of Compliance

____________________________

(Name/Title)